UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-4236
Investment Company Act File Number

JPMorgan Trust II
(exact name of registrant as specified in its charter)

Delaware	23-2707126
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

245 Park Avenue New York, New York	10167
(Address of principal executive offices)	(Zip Code)

1-800-480-4111
(Registrant's telephone number)

PART I
RULE 8b-25

The Registrant, on behalf of its series JPMorgan Municipal Income Fund (the “Fund”) files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q (“Form N-Q”), which is filed pursuant to Rule 30b-15 under the Investment Company Act, be extended from January 30, 2007 to March 30, 2007 as permitted by Rule 8b-25.

Due to a recent change in an accounting interpretation of the presentation in the Fund’s financial statements, including its schedule of portfolio holdings, of investments in certain tender option bonds or inverse floating rate bonds, the Fund is not able to finalize the presentation of these investments in its schedule of portfolio holdings for a timely filing of its Form N-Q. The Fund’s Form N-Q will be completed and filed with the Securities and Exchange Commission as soon as practicable.

Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report. Because of the facts and circumstances described above, it is impractical for the Fund to furnish a Form N-Q by January 30, 2007. Further, the Fund strongly believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.

PART II
OTHER INFORMATION

(1)	Name and telephone number of person to contact with respect to this notification:

Stephanie J. Dorsey	(614)	213-8700
(Name)	(Area Code)	(Telephone Number)

SIGNATURES

     The registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/	Stephanie J. Dorsey
Stephanie J. Dorsey Treasurer

January 29, 2007